January 15, 2026

Joseph Hernandez
Chief Executive Officer
Blue Water Acquisition Corp. IV
15 E. Putnam Avenue
Suite 363
Greenwich, CT 06830

       Re: Blue Water Acquisition Corp. IV
           Registration Statement on Form S-1
           Filed December 5, 2025
           File No. 333-291959
Dear Joseph Hernandez:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction